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                                                                EXHIBIT (a)(13)

NEWS RELEASE

Contact:
Trikon Technologies, Inc.
Christopher Dobson
Ph:44 (0) 1633 414030 (U.K.)
Ph:(415) 442-1606 (U.S.)
Fx:44 (0) 1633 414125 (U.K.)
http://www.trikon.com

                              TRIKON TECHNOLOGIES
                     EXTENDS EXCHANGE OFFER FOR ITS 7-1/8%
                        CONVERTIBLE SUBORDINATED NOTES
                    DUE 2001, ITS SERIES G PREFERRED STOCK
                   AND ITS WARRANTS TO PURCHASE COMMON STOCK

  Newport, Wales, United Kingdom--May 12, 1998--Trikon Technologies, Inc. (NASDAQ: TRKN) announced today that it will extend for an additional two business days its currently pending (i) offer to exchange each $1,000 principal amount of its 7-1/8% Convertible Subordinated Notes due October 15, 2001 (the "Notes") into (a) 262.7339 shares of its Common Stock, (b) 34.7826 shares of its Series H Preferred Stock and (c) 0.3393 shares of its Series I Preferred Stock; (ii) solicitation of the conversion of each share of its Series G Preferred Stock (the "Series G Preferred Stock") into one share of its Common Stock in exchange for a conversion payment of 1.1251 shares of Common Stock and 0.0027 shares of Series I Preferred Stock; and (iii) offer to exchange each warrant to purchase its Common Stock (the "Warrants") issued in connection with the issuance of the Series G Preferred Stock into one share of its Common Stock (collectively referred to as the "Exchange Offer"). The new expiration date of the Exchange Offer, which was previously scheduled to expire at 12:00 midnight, New York City Time, on May 11, 1998, will expire at 5:00 p.m., New York City Time on May 13, 1998.

  The Company said it has been advised by its exchange agent that a preliminary count showed that: (i) Notes in the principal amount of $46,534,000 or approximately 54% of the aggregate principal amount of Notes outstanding had been validly tendered for exchange; (ii) 2,396,293 shares of Series G Preferred Stock or approximately 81% of the total number of Series G Preferred Stock outstanding had been validly tendered for conversion; and
(iii) Warrants to purchase 718,888 shares of Common Stock or approximately 81% of the shares covered by the Warrants outstanding had been validly tendered for exchange.

  This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange the Notes, Series G Preferred Stock or Warrants. The offers are made solely by the Offering Circular, dated April 14, 1998, as supplemented by Supplement No. 1, dated April 27, 1998, and are subject to certain conditions specified therein.
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Trikon Technologies
News Release
Page 2

  Holders of Notes who have questions or requests for assistance should call the exchange agent for the Exchange Offer, U.S. Trust Company of California, N.A., at (800) 225-2398. The Company has filed with the Securities and Exchange Commission (the "Commission"), a Schedule 13E-4 and Amendment Nos. 1 and 2 to its Schedule 13E-4, together with all exhibits thereto (including the Offering Circular and Supplement No. 1). Copies of such Schedule 13E-4 and Amendment Nos. 1 and 2 and exhibits may be obtained from the Company or from the web site maintained on the World Wide Web by the Commission at http://www.sec.gov.

  Trikon provides a broad line of advanced manufacturing systems used for three of the major processing steps in the manufacture of a semiconductor device: physical vapor deposition (PVD), chemical vapor deposition (CVD) and etch. Trikon's corporate headquarters and main manufacturing site are located in Newport, South Wales, United Kingdom. Trikon operates worldwide.

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